CONVERTIBLE PROMISSORY NOTE

$,000.00   Houston, Texas   June 24, 2019

FOR VALUE RECEIVED, the undersigned, SOCIAL CHAINS, Inc., a Texas corporation (hereinafter the "Maker") promises to pay to the order of ----------------------- (hereinafter the "Payee", whether one or more, together with all subsequent holders hereof as permitted), at the address set forth herein below, the sum of $,000 in legal and lawful money of the United States of America (the "Principal"), together with interest thereon from the date hereof until maturity at a rate of SIX PERCENT (6%) per annum, computed daily on the basis of a 365 day year. As used herein, the term "Note" shall mean this Convertible Promissory Note. Capitalized terms not otherwise defined in this Note shall be defined in **Exhibit "A."** attached hereto and incorporated herein for all purposes.

Subject to Maker's prepayment right and any event of conversion as set forth herein below, all Principal and accrued unpaid interest hereunder shall be due and payable on August 31, 2021, whereupon this Note shall mature (the "Maturity Date"). All payments hereunder shall be first credited against accrued and unpaid interest hereunder, with all remaining amounts credited against unpaid Principal, as applicable.

This Note may be prepaid, in part or full at any time without premium or penalty. All partial prepayments shall be applied to the last maturing installments due hereunder and shall not reduce the amount or time of payment of the remaining obligatory installments, as applicable.

The occurrence of any one or more of the following shall be a "Default" hereunder: (i) subject to the event of conversion herein below, Maker's failure to pay to Payee the full Principal amount and all accrued unpaid interest after the expiration of the Maker Option Period; (ii) Maker's insolvency or business failure, (iii) the appointment of a receiver for all or any part of Maker's property, (iv) any assignment for the benefit of creditors of Maker, and/or (v) the commencement of any proceeding under any bankruptcy, insolvency or debtor relief laws by or against Maker. Upon the occurrence of a Default, the Payee or holder of this Note hereof may, at their option and without notice to Maker, declare the entire unpaid Principal amount of this Note immediately due and payable without notice and such unpaid Principal amount shall thereafter accrue interest at the highest rate allowed by law until paid and may, at their option and without notice to Maker, pursue any and all remedies available at law or in equity. In the event, this Note is placed in the hands of an attorney for collection, or if collected through the Bankruptcy or Probate Court or by any other legal proceedings, the Payee agrees to pay all expenses incurred, including reasonable attorney's fees, all of which shall become part of the Principal amount hereof. No delay or failure on the part of the Payee in exercising any right, privilege or option hereunder shall operate as a waiver thereof or of any Default, nor shall any single or partial exercise of any such right, privilege or option preclude any further exercise thereof, or the exercise of any other right, privilege or option. No renewal or extension of this Note, delay in enforcing any right of Payee under this Note, or assignment by Payee of this Note shall affect the liability of Maker or any obligation of Maker or right of Payee under this Note. All rights of Payee under this Note are cumulative and may be exercised concurrently or consecutively at Payee's option.

This Note shall be subject to the following conversion or options of conversion:

INITIALS

(1)   Conversion Upon Financing. Upon Maker closing any financing (which shall mean, without limitation, funding) in excess of $4,000,000.00, the outstanding Principal balance and all accrued unpaid interest and any other amounts unpaid under this Note (the "Balance") shall automatically be cancelled and converted into that number of shares of Conversion Stock obtained by dividing (a) the Balance by (b) the Conversion Price then in effect. Maker shall give Payee Ten (10) days prior written notice prior to the closing of any financing specifying the terms of such transaction.

(2)   Conversion at Maturity. Either Payee or Maker shall have the option (the "Option") to have the Balance converted into that number of shares of Conversion Stock obtained by dividing (a) the Balance by (b) the Conversion Price then in effect upon the terms and conditions set forth herein. First, Payee shall be entitled to exercise the Option, beginning from the Maturity Date and for a period of Thirty (30) days thereafter (the "Payee Option Period") by sending written notice to Maker that Payee wishes to exercise the Option. In the event Payee does not exercise the Option as to the entire Balance prior to the expiration of the Payee Option Period, Maker shall have a period of Thirty (30) days beginning from the expiration of the Payee Option Period (the "Maker Option Period") to exercise the Option as to the Balance or the remainder of the Balance, as applicable. In the event neither Payee nor Maker exercise the Option during the respective Option periods, the Option shall automatically expire and be of no further force, and effect and Maker shall immediately pay the Balance to Payee.

No fractional shares shall be issued upon conversion of this Note. If upon any conversion of this Note, a fraction of a share would otherwise be issued, then in lieu of such fractional share, Maker shall pay Payee an amount in cash equal to such fraction of a share multiplied by the applicable Conversion Price.

All rights with respect to this Note shall automatically terminate upon the effective conversion of the entire Balance of the Note (excepting any payment due to fractional shares, interest or fees not converted into Conversion Stock). Upon any conversion of the entire Balance of the Note hereunder (and payment made to Payee to account for fractional shares, interest or fees not converted into Conversion Stock), Payee shall deliver to Maker the original of the Note; provided, however, that such failure shall not be deemed to create any additional payment obligations from Maker and Payee shall not be entitled to receive any stock certificates or other evidence of ownership representing the shares of Conversion Stock issuable upon conversion of this Note unless and until Payee has executed and delivered all such documents and other instruments as may be necessary to terminate this Note and to consummate the transfer of the Conversion Stock to Payee.

As soon as practicable after the consummation of the transactions necessary to convert this Note, Maker at its expense shall cause to be issued in the name of Payee and to be delivered to Payee, a certificate or certificates or other evidence of ownership for the number of shares of Conversion Stock to which Payee shall be entitled upon such conversion bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of Maker or as may be required by any of the constituent documents of Maker. Any Conversion Stock shall be transferred and assigned without registration for any subsequent sale under the Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws and shall be characterized as "restricted securities" under the Securities Act inasmuch as they are to be acquired in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances pursuant to an effective registration under the Securities Act or in a transaction that is otherwise in compliance with the Securities Act.

The parties intend to conform strictly to State and Federal usury laws applicable to this loan transaction. All agreements between Payee and Maker are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising and whether written or oral. In no way, nor in any event or contingency (including but not limited to prepayment, default or demand for payment) shall the interest contracted for, charged or received under this Note or otherwise exceed the maximum amount permissible under applicable law. If from any possible construction of any document, interest would otherwise be payable to Payee in excess of the maximum lawful amount, any such construction shall be subject to the provisions of this paragraph and such document shall be automatically reformed and the interest payable to Payee shall be automatically reduced to the maximum amount permitted under applicable law, without the necessity of execution of any amendment or new document. If Payee shall ever receive anything of value which is characterized as interest under applicable law and which would apart from this provision be in excess of the maximum lawful amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the Principal amount owing in the inverse order of its maturity and not to the payment of interest, or refunded to Maker to the extent that the amount which would have been excessive interest exceeds unpaid Principal. The right to accelerate the maturity of this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Payee does not intend to charge or receive any unearned interest in the event of acceleration. All interest paid or agreed to be paid shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term (including any renewal or extension) of such indebtedness so that the amount of interest on account of such indebtedness does not exceed the maximum permitted by applicable law.

Maker asserts that any liability, past, present or future, created out of an agreement for the purchase, licensing or use of Social Chains intellectual property created prior to September 2018 will have a lower liquidation preference than this Promissory Convertible Note. Maker undertakes to confirm the higher liquidity preference of this Note in any future agreement for the purchase, licensing or use of Social Chains intellectual property created prior to September 2018.

Any payment, notice, demand or request which may be permitted, required or desired in connection therewith shall be given in writing and directed to the relevant party as follows:

If to the Maker: SOCIAL CHAINS, INC.

Attn: Srini Katta
Fax: (___)_____
Email: Srini@socialchains.io

If to the Payee: _____

_____
Fax: (___)_____
Email: _____

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Notices shall be deemed properly delivered and received when and if either: (i) personally delivered; (ii) delivered by nationally recognized overnight courier; (iii) when deposited in the U.S. Mail, by registered or certified mail, return receipt requested, postage prepaid, (iv) sent via facsimile transmission with confirmation mailed by regular U.S. mail, or (v) sent via electronic mail with confirmation by recipient. Either party may change their notice address for purposes hereof to any address within the continental United States by giving written notice of such change to the other Party hereto at least fifteen (15) days prior to the intended effective date of such change.

This Note shall be governed by and construed in accordance with the laws of the State of Texas. All disputes arising out of this Note shall be subject to the exclusive venue of Harris County, Texas.

This Note constitutes the entire agreement between Maker and Payee hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Note shall be binding unless executed in writing by both Maker and Payee. The failure of either party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Note shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided. This Note is intended to bind and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Note and the right and obligations hereunder shall not be transferable or assignable by either party without the prior written consent of the other party.

If any provision of this Note is rendered or declared invalid, illegal or unenforceable by reason of any existing or subsequently enacted legislation or by decree of a court of last resort, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Note will be reformed, construed or enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

MAKER:

SOCIAL CHAINS, INC., a Texas corporation

By: Srini Katta, Chairman, and CEO

INITIALS

EXHIBIT "A"

DEFINED TERMS

"*Common Stock*" means Maker's common stock, par value $0.10 per share.

"*Conversion Price*" equals:

    (i)   with respect to a conversion upon financing as set forth in subsection (1), the lower of: (A) the product of (x) the lowest per-share selling price at which shares of Conversion Stock are or have been issued in the financing as of the date of the conversion of this Note into such Conversion Stock, multiplied by (y) the Conversion Rate; or (B) the Maximum Conversion Price; and

    (ii)   with respect to a conversion upon Maturity of the Note as set forth in subsection (2), the Conversion Rate multiplied by the Maximum Conversion Price.

"*Conversion Stock*" means:

    (i)   with respect to a conversion upon financing as set forth in subsection (1), the Company's capital stock that is sold in such financing; and

    (ii)   with respect to a conversion upon financing as set forth in subsection (2), Common Stock.

"*Conversion Rate*" equals:

    (i)   85% if this Note is converted on or before the first anniversary of the date of this Note;

    (ii)   80% if this Note is converted after the first anniversary and on or before the second anniversary of the date of this Note; or

    (iii)   75% if this Note is converted after the second anniversary and on or before the third anniversary of the date of this Note.

"*Fully-Diluted Basis*" means the capitalization of the Company assuming issuance of all Common Stock issuable under options or stock awards that have been issued or are available for issuance under the Company's stock option plans and all shares issuable under any outstanding warrants or other convertible securities, whether or not the same are currently exercisable.

"*Maximum Conversion Price*" means, at a given point in time, the per share price for Common Stock, on a Fully-Diluted Basis, assuming a valuation of $15,000,000.

INITIALS